SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                           S C H E D U L E   13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

                           RCM TECHNOLOGIES, INC.
----------------------------------------------------------------------
                              (Name of Issuer)

                               COMMON SHARES
----------------------------------------------------------------------
                       (Title of Class of Securities)


                              749360103
                      -------------------------------
                             (CUSIP Number)

                    Morrison Cohen Singer & Weinstein, LLP
                    750 Lexington Avenue
                    New York, New York 10022
                    Attn:  Salomon R. Sassoon Esq.
                    Telephone (212) 735-8600

----------------------------------------------------------------------
               (Name, Address and Telephone Number of Persons
             Authorized to Receive Notices and Communications)

                              February 2, 1996
----------------------------------------------------------------------
            (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space ___.

Check the following space if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE:   Six  copies of  this statement,  including all exhibits,  should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                      (Continued on following page(s))



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



CUSIP
No.  749360103                      13D

----------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                Peter M. Kuhlmann

----------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*
                                                      (a)  / /

                                                      (b)  / /

----------------------------------------------------------------------
  3  SEC Use Only


----------------------------------------------------------------------
  4  Source of Funds*

----------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required  / /



----------------------------------------------------------------------
  6  Citizenship or Place of Organization
                United States citizen

----------------------------------------------------------------------
  Number of     7   Sole Voting Power
  Shares              13,000
 Beneficially  -------------------------------------------------------
 Owned By       8   Shared Voting Power
   Each               1,383,125
 Reporting     -------------------------------------------------------
  Person        9   Sole Dispositive Power
   With                       13,000
               -------------------------------------------------------
               10  Shared Dispositive Power
                    1,383,125

----------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting
     Person

           1,396,125
----------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes
     Certain Shares*                                              / /


----------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)

                8.0%

----------------------------------------------------------------------
 14  Type of Reporting Person*
                                                 IN

======================================================================
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



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



CUSIP
No.  749360103                      13D


----------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                Limeport Investments, L.L.C.

----------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*
                                                      (a)  / /

                                                      (b)  / /

----------------------------------------------------------------------
  3  SEC Use Only


----------------------------------------------------------------------
  4  Source of Funds*
               WC
----------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required  / /



----------------------------------------------------------------------
  6  Citizenship or Place of Organization
                Delaware

----------------------------------------------------------------------
  Number of     7   Sole Voting Power
  Shares              1,383,125
 Beneficially  -------------------------------------------------------
 Owned By       8   Shared Voting Power
   Each                  -----
 Reporting     -------------------------------------------------------
  Person        9   Sole Dispositive Power
   With               1,383,125
               -------------------------------------------------------
               10  Shared Dispositive Power
                         -----
----------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting
     Person

           1,383,125
----------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes
     Certain Shares*                                         / /


----------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)

                8.0%

----------------------------------------------------------------------
 14  Type of Reporting Person*
                                                 OO


======================================================================

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



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



CUSIP
No.  749360103                      13D


----------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                P.M. Capital, Inc.

----------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*
                                                      (a)  / /

                                                      (b)  / /

----------------------------------------------------------------------
  3  SEC Use Only


----------------------------------------------------------------------
  4  Source of Funds*
               WC
----------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required  / /



----------------------------------------------------------------------
  6  Citizenship or Place of Organization

              Ontario

----------------------------------------------------------------------
  Number of     7   Sole Voting Power
  Shares              ------
 Beneficially  -------------------------------------------------------
 Owned By       8   Shared Voting Power
   Each               1,383,125
 Reporting     -------------------------------------------------------
  Person        9   Sole Dispositive Power
   With               ------
               -------------------------------------------------------
               10  Shared Dispositive Power
                      1,383,125
----------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting
     Person

           1,383,125
----------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes
     Certain Shares*                                         / /


----------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)

                8.0%

----------------------------------------------------------------------
 14  Type of Reporting Person*
                                                 CO


======================================================================
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



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



CUSIP
No.  749360103                      13D


----------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                Peter Munk

----------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*
                                                      (a)  / /

                                                      (b)  / /

----------------------------------------------------------------------
  3  SEC Use Only


----------------------------------------------------------------------
  4  Source of Funds*

----------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required  / /



----------------------------------------------------------------------
  6  Citizenship or Place of Organization

            Canadian

----------------------------------------------------------------------
  Number of     7   Sole Voting Power
  Shares              -------
 Beneficially  -------------------------------------------------------
 Owned By       8   Shared Voting Power
   Each               1,383,125
 Reporting     -------------------------------------------------------
  Person        9   Sole Dispositive Power
   With               -------
               -------------------------------------------------------
               10  Shared Dispositive Power
                      1,383,125

----------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting
     Person

           1,383,125
----------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes
     Certain Shares*                                              / /


----------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)

                8.0%

----------------------------------------------------------------------
 14  Type of Reporting Person*
                                                 IN


======================================================================
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                - 5 of 17 -

     This statement constitutes the first amendment to the statement on
Schedule 13D filed by Peter M. Kuhlmann ("Kuhlmann") with the Securities and Exchange Commission on January 22, 1996 (the "Schedule 13D") in connection with his ownership of shares of common stock, par value $0.5 per share (the "Common Stock"), of RCM Technologies, Inc. (the "Company").
This statement is being filed to report that (i) on February 2, 1996, Kuhlmann assigned the Agreement (and the right to acquire 1,383,125 shares of Common Stock pursuant thereto as of February 2, 1996) to Limeport Investments, L.L.C. ("Limeport"), a Delaware limited liability company of which Kuhlmann is a member, and (ii) on February 5, 1996, Limeport purchased 1,383,125 shares of Common Stock from the Company pursuant to the Agreement. Unless otherwise indicated, all terms referred to herein shall have the same meaning as set forth in the Schedule 13D.


ITEM 2.   Identity and Background
          -----------------------

          Limeport is a Delaware limited liability company whose sole purpose is to acquire, hold and dispose of Common Stock. Limeport's only address is a mailing address c/o Peter M. Kuhlmann, Acquest International L.P., 1211 Avenue of the Americas, New York, New York 10036.

          (d) Limeport has not during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

          (e) Limeport, within the last five years, has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Limeport was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          The only members of Limeport are Kuhlmann and P.M. Capital, Inc. ("PM"). PM is an Ontario corporation which is engaged in the business of making investments. The address of PM's principal business and principal office is BCE Place, 181 Bay Street (Suite 3900), Toronto, Ontario, Canada M5J 2T3.

          (d) PM has not during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

          (e) PM, within the last five years, has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which PM was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or



                                - 6 of 17 -
mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          Peter Munk ("Munk") is the sole director, sole shareholder and President of PM.

          (b) The business address of Munk is BCE Place, 181 Bay Street (Suite 3900), Toronto, Ontario, Canada M5J 2T3.

          (c) The present principal occupation of Munk is Chief Executive Officer of Barrick Gold Corporation, a corporation whose principal business is gold mining. Barrick Gold Corporation has its principal office at Royal Bank Plaza, South Tower, Suite 2700, Toronto, Ontario, Canada M5J 2T3.

          (d) Munk has not during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

          (e) Munk, within the last five years, has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Munk was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          (f) Munk is a Canadian citizen.

ITEM 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Limeport has purchased 1,383,125 shares of Common Stock from the Company for a total consideration of $1,000,000.00. Limeport acquired such shares of Common Stock using its working capital.

ITEM 4.   Purpose of Transaction.
          ----------------------

          Limeport has acquired the 1,383,125 shares of Common Stock that it owns for investment purposes. Limeport may seek to sell such shares of Common Stock in the open market or in privately negotiated transactions. Limeport, Kuhlmann, PM and Munk may each purchase additional shares of Common Stock (subject to availability of shares at prices deemed favorable by it and the availability of financing) from time to time in the open market or in privately negotiated transactions (although there is no assurance that any of them will do so).



                                - 7 of 17 -

          Except as set forth above, none of Limeport, Kuhlmann, PM or Munk has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (g) of Item 4 of
Schedule 13D.

ITEM 5.   Interest in Securities of Issuer.
          --------------------------------

          (a)(i) As of February 9, 1996, Kuhlmann owned 13,000 shares of Common Stock, as to which he has sole voting and dispositive power, and had shared voting and dispositive power with respect to an additional 1,383,125 shares of Common Stock by virtue of being a member of Limeport, the record owner of such shares, for a total of 1,396,125 shares. 1,396,125 shares constitute approximately 8.0% of the Common Stock (based on 15,961,118 shares of Common Stock outstanding, as reported by the Company on its Form 10-K for the period ended October 31, 1995, plus 1,383,125 shares of Common Stock issued by the Company to Limeport on February 5, 1996 pursuant to the Agreement).

               (ii) As of February 9, 1996, Limeport owned 1,383,125 shares of Common Stock as to which it has sole voting and dispositive power. 1,383,125 shares constitute approximately 8.0% of the Common Stock.


               (iii) As of February 9, 1996, PM had shared voting and dispositive power with respect to 1,383,125 shares of Common Stock by virtue of being a member of Limeport, the record owner of such shares. 1,383,125 shares constitute approximately 8.0% of the Common Stock.

               (iv) As of February 9, 1996, Munk had shared voting and dispositive power with respect to 1,383,125 shares of Common Stock by virtue of being the sole director and sole stockholder of PM, which is a member of Limeport, the record owner of such shares. 1,383,125 shares constitute approximately 8.0% of the Common Stock.

          (b) The responses of each of Kuhlmann, Limeport, PM and Munk to Items (7) through (11) of the portions of the cover page of this statement which relate to shares of Common Stock beneficially owned are incorporated herein by reference.

          (c)(i) On February 2, 1996, Kuhlmann assigned the Agreement (and the right to acquire 1,383,125 shares of Common Stock pursuant thereto as of February 2, 1996) to Limeport and Limeport assumed all of Kuhlmann's obligations thereunder.

               (ii) On February 5, 1996, Limeport purchased 1,383,125 shares of Common Stock from the Company, pursuant to the Agreement, for an aggregate purchase price of $1,000,000.



                                - 8 of 17 -

ITEM 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.
          ------------------------------------------------------

          Kuhlmann and PM are the only members of Limeport and are parties to the Limited Liability Company Agreement of Limeport, dated as of February 2, 1996 (the "Limeport Agreement"). The Limeport Agreement provides, among other things, that (i) Kuhlmann and PM will jointly decide the voting of the shares of Common Stock owned by Limeport, (ii) until the earlier of Kuhlmann's death or February 5, 1998, Kuhlmann has the right, after consultation with PM, to cause Limeport to sell, from time to time, the shares of Common Stock owned by Limeport, provided that Kuhlmann must first obtain PM's consent to any such sale unless such sale results in a compounded annual return in excess of 25% on the funds invested in such shares, (iii) after the earlier of Kuhlmann's death or February 5, 1998, PM has the right, after consultation with Kuhlmann or his estate, as the case may be, to cause Limeport to sell, from time to time, the shares of Common Stock owned by Limeport, and (iv) proceeds from the sale of the shares of Common Stock owned by Limeport will be distributed first to return the investment made by Kuhlmann and PM in Limeport, second to provide a 10% per annum return on such investment made by each of them, and then 50% of the balance to each of Kuhlmann and PM.

          Each of Kuhlmann and PM has agreed to pay Diane Gilmour a finder's fee if Limeport's eventual sales of shares of Common Stock owned by it results in a compounded annual return in excess of 50% on the funds invested in such shares. Such fee will be equal to 10% of the distributions Kuhlmann or PM, as the case may be, receives from Limeport from Limeport's investment in shares of Common Stock, after he or it has received a return of his or its investment and a 10% return thereon.

ITEM 7.   Material to be Filed as Exhibits.
          --------------------------------

          The following is filed herewith as exhibits to the Schedule 13D to which this Amendment No. 1 relates:



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



                                                     Consecutively
                                                     Numbered Page
                                                     -------------


     2.   Finder's Fee Agreement, dated February            15
          6, 1996, between Peter M. Kuhlmann
          and Diane Gilmour.

     3.   Finder's Fee Agreement, dated February            16
          6, 1996, between P.M. Capital, Inc. and
          Diane Gilmour.

     4.   Agreement among the signatories of this           17
          statement with respect to its filing.



                                - 10 of 17 -

                                 Signature
                                 ---------



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,

complete and correct.


Date:   February 9, 1996



                                  /s/ Peter M. Kuhlmann
                                  -----------------------------------------
                                  PETER M. KUHLMANN



                                - 11 of 17 -

                                 Signature
                                 ---------



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,

complete and correct.


Date:   February 9, 1996


                                      LIMEPORT INVESTMENTS, L.L.C.



                                      By: /s/ Peter M. Kuhlmann
                                          ----------------------------------
                                          Peter M. Kuhlmann, Member



                                - 12 of 17 -

                                 Signature
                                 ---------



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,

complete and correct.


Date:   February 9, 1996


                                   P.M. CAPITAL, INC.


                                   By: /s/ Peter Munk
                                       ------------------------------------
                                       Peter Munk, President



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



                                 Signature
                                 ---------



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,

complete and correct.


Date:   February 9, 1996



                                   /s/ Peter Munk
                                   ------------------------
                                   PETER MUNK



                                - 14 of 17 -